Exhibit A
Ceragon Networks Ltd.

On August 11, 2015, Ceragon Networks Ltd. (the “Company”) held its 2015 Annual General Meeting of Shareholders (the “Meeting”). The proxy statement for the Meeting was filed by the Company with the Securities and Exchange Commission as an exhibit to its Report on Form 6-K on June 16, 2015 (File No. 15933761) and is incorporated herein by reference. All of the proposals brought before the shareholders at the Meeting have been approved by the shareholders.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-183316), as amended and supplemented from time to time.